SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release: Notice of the Annual General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE

February 1, 2012

Notice of the Annual General Meeting of Nokia Corporation

Nokia Corporation
Stock exchange release
February 1, 2012 at 13.00 (CET +1)

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Thursday, May 3, 2012 at 2:00 p.m. at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 12:30 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of the persons to confirm the minutes and to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts, the review by the Board of Directors and the Auditor’s report for the year 2011

- Review by the President and CEO

7. Adoption of the Annual Accounts

8. Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting a dividend of EUR 0.20 per share for the fiscal year 2011. The dividend would be paid to shareholders registered in the Register of Shareholders of the Company on the record date of the dividend payment, May 8, 2012. The Board proposes that the dividend will be paid on or about May 23, 2012.

9. Resolution on the discharge of the members of the Board of Directors and the President from liability

10. Resolution on the remuneration of the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the same meeting for a term until the close of the Annual General Meeting in 2013 remain at the same level as it has been for the past four years: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member, excluding the President and CEO if re-elected to the Board. In addition, the Committee proposes that the Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000 and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The Corporate Governance and Nomination Committee proposes that approximately 40 per cent of the remuneration be paid in Nokia shares purchased from the market, which shares shall be retained until the end of the director’s Board membership in line with the Nokia policy (except for the shares needed to offset any costs relating to the acquisition of the shares, including taxes).

11. Resolution on the number of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be eleven.

12. Election of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board of Directors for a term until the close of the Annual General Meeting 2013: Stephen Elop, Henning Kagermann, Jouko Karvinen, Helge Lund, Isabel Marey-Semper, Dame Marjorie Scardino, Risto Siilasmaa and Kari Stadigh. In addition, the Committee proposes that Bruce Brown, Mårten Mickos and Elizabeth Nelson be elected as new members of the Board for the same term.

Bruce Brown is Chief Technology Officer of The Procter & Gamble Company, Mårten Mickos is CEO of Eucalyptus Systems, Inc. and Elizabeth Nelson is an independent corporate advisor.

13. Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the external auditor to be elected at the Annual General Meeting be reimbursed according to the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

14. Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the fiscal year 2012.

15. Authorizing the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled.

The shares may be repurchased either

a) through a tender offer made to all the shareholders on equal terms; or

b) through public trading by repurchasing the shares in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until June 30, 2013 and terminate the corresponding authorization granted by the Annual General Meeting on May 3, 2011.

16. Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The “Nokia in 2011” document, which includes the Company’s annual accounts, the review by the Board of Directors and the auditor’s report, is available on the above-mentioned website on week 13. The proposals of the Board of Directors and the annual accounts will also be available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Annual General Meeting

1. The right to participate and registration

Each shareholder, who is registered on April 20, 2012 in the Register of Shareholders of the Company, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is registered in the Register of Shareholders of the Company. A shareholder, who wishes to participate in the Annual General Meeting, may register for the Meeting by giving a prior notice of participation no later than on April 25, 2012 at 4:00 p.m. (Finnish time) by which time the registration needs to arrive in the Company. Such notice can be given:

a) through Nokia’s website at www.nokia.com/agm;

b) by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. to 4:00 p.m. (Finnish time);

c) by telefax to +358 7180 38984; or

d) by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is expected to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2.  Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items of the agenda of the Annual General Meeting through the Company’s website from February 1, 2012 to April 25, 2012 at 4:00 p.m. (Finnish time). Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to use his/her right under the Finnish Companies Act to request information or a vote in the meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/agm. The Finnish book-entry account number of the shareholder is needed for voting in advance.

3. Proxy representative and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank necessary instructions regarding the registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Annual General Meeting. The account management organization of the custodian bank will register a holder of nominee registered shares, who wants to participate in the Annual General Meeting, to be entered in the temporary Register of Shareholder of the

Company at the latest on April 27, 2012 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the Company’s website www.nokia.com/agm.

5. Other instructions and information

On the date of this notice of the Annual General Meeting, January 26, 2012, the total number of shares in Nokia Corporation and votes represented by such shares is 3 744 956 052.

Doors of the meeting venue will open at 12:30 p.m. The participants are kindly invited to the coffee reception before the meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, Finnish.

Pursuant to chapter 5, section 25 of the Company’s Act, a shareholder who is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

Espoo, January 26, 2012

BOARD OF DIRECTORS

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media and Investor Contacts:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Director, Corporate Legal